

Mail Stop 3561

August 23, 2007

Mr. Patrick C. Barry
Chief Financial Officer
Bluefly, Inc.
42 West 39th Street
New York, NY 10018

      RE: **Bluefly, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 28, 2007
              File No. 1-14498

Dear Mr. Barry:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

For the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005, page 19

1.   Please identify the measure you have termed "gross sales" as a non-GAAP financial measure. Also, please revise to disclose the reasons why you believe

that presentation of gross sales provides useful information to investors regarding your results of operations. To the extent material, disclose the additional purposes, if any, for which management uses this non-GAAP financial measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Liquidity and Capital Resources, page 22

General, page 22

2.   Your discussion focuses on your December 31, 2006 and December 31, 2005 financial position and fiscal 2006 operating and financing activities. Please revise to provide a discussion and analysis of financial condition, changes in financial condition and cash flows for the three year period covered by the financial statements. The discussion and analysis should address material year to year changes in financial position and cash flows and the reasons underlying those changes and provide information that is relevant to an understanding of your financial condition and cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Disclosure Controls and Procedures, page 26

3.   You state that your Chief Executive and Chief Financial officers concluded that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in your reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Please revise to clarify, if true, that these officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive and Chief Financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Financial Statements

Statements of Operations, page F-3

4.   Please show us how you calculated the deemed dividend related to the beneficial conversion feature on the Series F Preferred Stock. Refer, for computational guidance, to Issue 7 in EITF 00-27.

Notes to Financial Statements, page F-6

5.   Based on your disclosures, we understand that you derive revenues from a number of different products, such as men's apparel, women's apparel, accessories, and home products.   Please provide revenue disclosures by product group as required by paragraph 37 of SFAS 131. If you believe that other product categories are more appropriate, please advise.

Note 8. Commitments and Contingencies, page F-14

6.   For capital and operating leases, please disclose the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. It appears you may have inadvertently omitted your lease obligation table in this filing. Refer to paragraph 16 of SFAS 13.

Note 9. Shareholders' Equity, page F-15

7.   Please disclose the amount of cumulative unpaid dividends settled through the issuance of common shares, rather than in cash. Also disclose the number of shares that were issued to settle the unpaid dividends and how you computed the number of shares to be issued. Show us how the revised disclosure will read in future filings.

Note 11. Financing Activity, page F-22

8.   Based on your Item 5 disclosures, it appears that your credit facility contains restrictions on your ability to declare or pay dividends. Please provide footnote disclosure of the most significant restrictions on your payment of dividends. Refer to Rule 4.08(e)(1) of Regulation S-X. In addition, please cross-reference in Item 5 and Item 7 to your revised disclosure. Refer to Item 201(C) and Item 303 of Regulation S-K.

Exhibits 31.1 and 31.2

9.   The certification required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(B)(31) of Regulation S-K. In this regard, please replace "annual report" with "report" in paragraphs 2, 3 and 4. Please also replace "during the registrant's most recent fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief